SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                          PLATINUM SOFTWARE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                           72764 R 10 5
--------------------------------------------------------------------------------
                          (CUSIP Number)

                                Pamela K. Hagenah
                            Integral Capital Partners
                               2750 Sand Hill Road
                          Menlo Park, California 94025
                                 (415) 233-0360
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 21, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               Page 1 of 30 Pages

                       Exhibit Index Contained on Page 24


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CUSIP NO.  72764R 10 5                                           13D        Page 2 of  30 Pages
-----------------------------------------------------------                 --------------------------------------------------

----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Integral Capital Management, L.P. ("ICM")
                     94-3148666
----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                    (a)  [ ]         (b )  [X]

----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware (limited partnership)
--------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                   -0-
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER
                  OF                                       677,176 shares, of which 617,562 shares are directly owned by
                SHARES                                     Integral Capital Partners, L.P. ("ICP") and 59,614 shares are
             BENEFICIALLY                                  directly owned by Integral Capital Partners International C.V.
            OWNED BY EACH                                  ("ICPI"). ICM is the general partner of ICP and the investment
              REPORTING                                    general partner of ICPI.
                PERSON
                 WITH
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER              -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                           677,176 shares (see response to Item 8)
----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                              677,176 shares
----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*                                          [  ]
----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               3.66%
----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      PN
----------- ------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  72764R 10 5                                           13D        Page 3 of 30 Pages
-----------------------------------------------------------                 --------------------------------------------------

----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Integral Capital Management II, L.P. ("ICM2")
                     94-3195370
----------- ------------------------------------------------------------------------------------------------------------------
            CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
    2                                                                                                (a)  [ ]        (b )  [X]

----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware (limited partnership)
--------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                   -0-
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER
                  OF                                       740,861 shares, of which 538,468 shares are directly owned by
                SHARES                                     Integral Capital Partners II, L.P. ("ICP2") and 202,393 shares
             BENEFICIALLY                                  are directly owned by Integral Capital Partners International II
            OWNED BY EACH                                  C.V. ("ICPI2"). ICM2 is the general partner of ICP2 and the
              REPORTING                                    investment general partner of ICPI2.
                PERSON
                 WITH
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER              -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                           740,861 shares (see response to Item 8)
----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                              740,861 shares
----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*                                           [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               4.01%
----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      PN
----------- ------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.  72764R 10 5                                           13D        Page 4 of 30 Pages
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----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Integral Capital Management III, L.P. ("ICM3")
                     94-3239712
----------- ------------------------------------------------------------------------------------------------------------------
            CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*
     2                                                                                               (a)  [ ]        (b )  [X]

----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware (limited partnership)
--------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                   -0-
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER
                  OF                                       407,325 shares, of 329,325 shares are directly owned by Integral
                SHARES                                     Capital Partners III, L.P. ("ICP3") and 78,000 shares are
             BENEFICIALLY                                  directly owned by Integral Capital Partners International III,
            OWNED BY EACH                                  L.P. ("ICPI3"). ICM3 is the general partner of ICP3 and the
              REPORTING                                    investment general partner of ICPI3.
                PERSON
                 WITH
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER              -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                           407,325 shares (see response to Item 8)
----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                              407,325 shares
----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*                                           [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               2.23%
----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      PN
----------- ------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  72764R 10 5                                           13D        Page 5 of 30 Pages
-----------------------------------------------------------                 --------------------------------------------------

----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Integral Capital Partners, L.P. ("ICP")
                     94-3148668
----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                       (a)              (b)  X

----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware (limited partnership)
--------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                   -0-
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER
                  OF                                       617,562 shares are directly owned by ICP.  Integral Capital
                SHARES                                     Management, L.P. is the general partner of ICP.
             BENEFICIALLY
            OWNED BY EACH
              REPORTING
                PERSON
                 WITH
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER              -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                           617,562 shares (see response to Item 8)
----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                              617,562 shares
----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*                                           [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               3.34%
----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      PN
----------- ------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  72764R 10 5                                           13D        Page 6 of 30 Pages
-----------------------------------------------------------                 --------------------------------------------------

----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Integral Capital Partners International C.V. ("ICPI")

----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a)  [ ]        (b )  [X]
----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     Netherlands Antilles (limited partnership)
--------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                   -0-
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER
                  OF                                       59,614 shares are directly owned by ICPI.  Integral Capital
                SHARES                                     Management, L.P. is the investment general partner of ICPI.
             BENEFICIALLY
            OWNED BY EACH
              REPORTING
                PERSON
                 WITH
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER              -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                           59,614 shares (see response to Item 8)
----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                               59,614 shares
----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*                                           [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               0.33%
----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      PN
----------- ------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  72764R 10 5                                           13D        Page 7 of 30 Pages
-----------------------------------------------------------                 --------------------------------------------------

----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Integral Capital Partners II, L.P. ("ICP2")
                     94-3195372
----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*                                           (a)  [ ]        (b )  [X]
----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware (limited partnership)
--------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                   -0-
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER
                  OF                                       538,468 shares are directly owned by ICP2.  Integral Capital
                SHARES                                     Management II, L.P. is the general partner of ICP2.
             BENEFICIALLY
            OWNED BY EACH
              REPORTING
                PERSON
                 WITH
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER              -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                           538,468 shares (see response to Item 8)
----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                              538,468 shares
----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*                                          [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               2.93%
----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      PN
----------- ------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  72764R 10 5                                           13D        Page 8 of 30 Pages
-----------------------------------------------------------                 --------------------------------------------------

----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Integral Capital Partners International II C.V. ("ICPI2")

----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a)  [ ]        (b )  [X]
----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     Netherlands Antilles (limited partnership)
--------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                   -0-
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER
                  OF                                       202,393 shares are directly owned by ICPI2.  Integral Capital
                SHARES                                     Management II, L.P. is the investment general partner of ICPI2.
             BENEFICIALLY
            OWNED BY EACH
              REPORTING
                PERSON
                 WITH
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER              -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                           202,393 shares (see response to Item 8)
----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                              202,393 shares
----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*                                           [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               1.11%
----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      PN
----------- ------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  72764R 10 5                                           13D        Page 9 of 30 Pages
-----------------------------------------------------------                 --------------------------------------------------

----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Integral Capital Partners III, L.P. ("ICP3")
                     94-3239713
----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a)  [ ]        (b )  [X]
----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware (limited partnership)
--------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                   -0-
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER
                  OF                                       329,325 shares are directly owned by ICP3.  Integral Capital
                SHARES                                     Management III, L.P. is the general partner of ICP3.
             BENEFICIALLY
            OWNED BY EACH
              REPORTING
                PERSON
                 WITH
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER              -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                           329,325 shares (see response to Item 8)
----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                              329,325 shares
----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*                                           [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               1.81%
----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      PN
----------- ------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  72764R 10 5                                           13D        Page 10 of 30 Pages
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
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Integral Capital Partners International III, L.P. ("ICPI3")

----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a)  [ ]        (b )  [X]
----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     Cayman Islands (limited partnership)
--------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                   -0-
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER
                  OF                                       78,000 shares are directly owned by ICPI3.  Integral Capital
                SHARES                                     Management III, L.P. is the investment general partner of ICPI3.
             BENEFICIALLY
            OWNED BY EACH
              REPORTING
                PERSON
                 WITH
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER              -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                           78,000 shares (see response to Item 8)
----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                               78,000 shares
----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*                                           [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               0.43%
----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      PN
----------- ------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  72764R 10 5                                           13D        Page 11 of 30 Pages
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----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Roger B. McNamee
                     ###-##-####
----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a)  [ ]        (b )  [X]
----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States citizen
--------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                   -0-
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER
                  OF                                    1,825,362 shares, of which 617,562 shares are directly owned by ICP,
                SHARES                                  538,468 shares are directly owned by ICP2, 329,325 shares are
             BENEFICIALLY                               directly  owned by ICP3,  59,614  shares are directly owned by ICPI,
              OWNED BY EACH                             202,393 shares are directly owned by ICPI2, and 78,000 shares are
              REPORTING                                 directly owned by ICPI3.  ICM is the general partner of ICP and the
                PERSON                                  investment general partner of ICPI; ICM2 is the general partner of
                 WITH                                   ICP2 and the investment general partner of ICPI2; ICM3 is the general partner of ICP3 and the investment general partner of ICPI3.  Mr.
                                                        McNamee is a general partner of ICM, ICM2 and ICM3.
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER              -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                           1,825,362 shares (see response to Item 8)
----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                            1,825,362 shares
----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*                                           [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               9.73%
----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      IN
----------- ------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  72764R 10 5                                           13D        Page 12 of 30 Pages
-----------------------------------------------------------                 --------------------------------------------------

----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     John A. Powell
                     ###-##-####
----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a)  [ ]        (b )  [X]
----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States citizen
--------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                   -0-
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER
                  OF                                  1,825,362  shares,  of which  617,562  shares are directly owned by ICP,
                SHARES                                538,468 shares are directly owned by ICP2, 329,325 shares are directly
             BENEFICIALLY                             owned by ICP3,  59,614  shares are directly  owned by  ICPI,  202,393
            OWNED BY EACH                             shares are directly owned by ICPI2, and 78,000 shares are directly
              REPORTING                               owned by ICPI3.  ICM is the general partner of ICP and the investment
                PERSON                                general partner of ICPI; ICM2 is the general partner of ICP2 and the
                 WITH                                 investment general partner of ICPI2; ICM3 is the general partner of
                                                      ICP3 and the investment general partner of ICPI3.  Mr. Powell is a general partner of ICM, ICM2 and ICM3.
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER              -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                           1,825,362 shares (see response to Item 8)
----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                            1,825,362 shares
----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*                                          [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               9.73%
----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      IN
----------- ------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------------------------------------                 --------------------------------------------------
CUSIP NO.  72764R 10 5                                           13D        Page 13 of 30 Pages
-----------------------------------------------------------                 --------------------------------------------------

----------- ------------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Pamela K. Hagenah
                     ###-##-####
----------- ------------------------------------------------------------------------------------------------------------------
    2       CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a)  [ ]        (b )  [X]
----------- ------------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- ------------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                                                                                               WC
----------- ------------------------------------------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States citizen
--------------------------------------- --------- ----------------------------------------------------------------------------
                                           7      SOLE VOTING POWER                   -0-
                                        --------- ----------------------------------------------------------------------------
                NUMBER                     8      SHARED VOTING POWER
                  OF                                       1,148,186 shares, of which 538,468 shares are directly owned by
                SHARES                                     ICP2, 329,325 shares are directly owned by ICP3, 202,393 shares
             BENEFICIALLY                                  are directly owned by ICPI2, and 78,000 shares are directly owned
            OWNED BY EACH                                  by ICPI3.  ICM2 is the general partner of ICP2 and the investment
              REPORTING                                    general partner of ICPI2; ICM3 is the general partner of ICP3 and
                PERSON                                     the investment general partner of ICPI3.  Ms. Hagenah is a
                 WITH                                      general partner of ICM2 and ICM3.
                                        --------- ----------------------------------------------------------------------------
                                           9      SOLE DISPOSITIVE POWER              -0-
                                        --------- ----------------------------------------------------------------------------
                                           10     SHARED DISPOSITIVE POWER
                                                           1,148,186 shares (see response to Item 8)
----------- ------------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                            1,148,186 shares
----------- ------------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*                                          [ ]
----------- ------------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW                                                               6.22%
----------- ------------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                                                                                      IN
----------- ------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement constitutes Amendment No. 5 to the statement on Schedule 13D of Platinum Software Corporation (the "Issuer") filed on October 1, 1994, as amended by Amendment No. 1 thereto filed on January 21, 1995, as further amended by Amendment No. 2 thereto filed on June 7, 1995, as further amended by
Amendment No. 3 thereto filed on July 2, 1996, and as further amended by Amendment No. 4 thereto filed on September 9, 1996 (as so amended, the "Schedule 13D") by and on behalf of Integral Capital Management, L.P., a Delaware limited partnership ("ICM"), Integral Capital Management II, L.P., a Delaware limited partnership ("ICM2"), Integral Capital Management III, L.P., a Delaware limited partnership ("ICM3"), and the general partners of ICM, ICM2 and ICM3. The principal business address of ICM, ICM2 and ICM3 is 2750 Sand Hill Road, Menlo Park, California 94025. The names, business addresses, occupations and citizenships of all the general partners of ICM, ICM2 and ICM3 are set forth on Exhibit B hereto. Capitalized terms not defined herein have the meaning ascribed to them in the Schedule 13D.

         Only those items amended are reported herein.


ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 of the Schedule 13D is hereby amended and restated in full as follows:

         This statement is being filed by Integral Capital Management, L.P., a Delaware limited partnership ("ICM"), Integral Capital Management II, L.P. ("ICM2") and Integral Capital Management III, L.P. ("ICM3"). The principal business address of ICM, ICM2 and ICM3 is 2750 Sand Hill Road, Menlo Park, California 94025. The names, business addresses, occupations and citizenships of all the general partners of ICM, ICM2 and ICM3 are set forth on Exhibit B hereto.

         ICM is the general partner of Integral Capital Partners, L.P., a Delaware limited partnership ("ICP"), and the investment general partner of Integral Capital Partners International C.V., a Netherlands Antilles limited partnership ("ICPI"). ICM2 is the general partner of Integral Capital Partners II, L.P., a Delaware limited partnership ("ICP2"), and the investment general partner of Integral Capital Partners International II C.V., a Netherlands Antilles limited partnership ("ICPI2"). ICM3 is the general partner of Integral Capital Partners III, L.P., a Delaware limited partnership ("ICP3"), and the investment general partner of Integral Capital Partners International III, L.P., a Cayman Islands exempted limited partnership ("ICPI3"). With respect to ICM, ICM2 and ICM3, and the general partners of ICM, ICM2 and ICM3, this statement relates only to ICM's, ICM2's and ICM3's indirect, beneficial ownership of shares of Common Stock of the Issuer (the "Common Stock"), Series B Preferred Stock of the Issuer (the "Series B Preferred Stock") and Series C Preferred Stock of the Issuer (the "Series C Preferred Stock") (together, the "Shares"). Each share of the Series B Preferred Stock is convertible into one share of Common Stock. Each share of the Series C Preferred Stock is convertible into ten shares of Common Stock. The Shares have been purchased by ICP, ICPI, ICP2, ICPI2, ICP3, and ICPI3, and none of ICM, ICM2, ICM3, or the general partners of ICM, ICM2 and ICM3 directly or otherwise hold any Shares. Management of the business affairs of ICM, ICM2 and ICM3, including decisions respecting disposition and/or voting of the Shares, resides in the general partners of ICM, ICM2 and ICM3 listed on Exhibit B hereto.

         To the best of ICM's, ICM2's and ICM3's knowledge, none of the persons listed on Exhibit B hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 of the Schedule 13D is hereby amended and restated in full as follows:

         The aggregate amount of consideration required by ICP, ICPI, ICP2, ICPI2, ICP3 and ICPI3 to purchase the 1,825,362 shares to which this statement relates was approximately $16.2 million. The consideration was obtained from the working capital of ICP, ICPI, ICP2, ICPI2, ICP3 and ICPI3.


ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 of the Schedule 13D is hereby amended and restated in full as follows:

         The purchases of the Series B Preferred Stock by ICP, ICPI, ICP2 and ICPI2 were made pursuant to a Stock Purchase Agreement, dated as of September 22, 1994, by and among the Issuer, ICP, ICP2, ICPI, ICPI2 and various other investors (the "Series B Agreement"). Pursuant to the Series B Agreement, ICP, ICP2, ICPI and ICPI2 purchased 137,740 shares, 86,338 shares, 14,458 shares and 32,712 shares of Series B Preferred Stock, respectively. The purchases of Series C Preferred Stock by ICP, ICPI, ICP2 and ICPI2 were made pursuant to the Amendment Agreement to Series B Agreement, dated as of May 26, 1995 (the "Amendment Agreement"). Pursuant to the Amendment Agreement, ICP, ICP2, ICPI and ICPI2 purchased 12,490 shares, 8,696 shares, 1,192 shares and 3,037 shares of Series C Preferred Stock, respectively. The Common Stock was acquired pursuant to (1) open market purchases and (2) a settlement of a securities class action lawsuit. The purchases of the Shares were not made for the purpose of acquiring control of the Issuer. From time to time, ICM may, in the ordinary course of its role as general partner of ICP and the investment general partner of ICPI, direct ICP and/or ICPI to purchase additional shares or sell all or a portion of the Shares now held by ICP or ICPI, and ICM2 may, in the ordinary course of its role as general partner of ICP2 and the investment general partner of ICPI2, direct ICP2 and/or ICPI2 to purchase additional shares or sell all or a portion of the Shares now held by ICP2 or ICPI2. ICM3 may, in the ordinary course of its role as general partner of ICP3 and the investment general partner of ICPI3, direct ICP3 and/or ICPI3 to purchase additional shares or sell all or a portion of the Shares now held by ICP3 or ICPI3.

         Except as set forth above, none of ICM, ICM2, ICM3 nor the persons listed on Exhibit B hereto has any current plans or proposals that relate to or would result in the occurrence of any of the actions or events enumerated in clause (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Schedule 13D is hereby amended and restated in full as follows:

    A.   Integral Capital Management, L.P. ("ICM") ("ICM")

         (a)  Amount Beneficially Owned:  677,176
              Percent of Class:  3.66%
         (b)  Number of shares as to which such person has:
              1.  Sole power to vote or to direct vote:  -0-
              2.  Shared power to vote or to direct vote:  677,176
              3.  Sole power to dispose or to direct the disposition:  -0-
              4.  Shared power to dispose or to direct the disposition:  677,176

         (c) To the best knowledge of ICM, none of ICP, ICPI, ICM, nor any of the persons listed as general partners of ICM on Exhibit B has directly effected any transactions in the Shares during the 60 days prior to October 21, 1996 through the date hereof, other than as set forth in Items 5B(c) and 5C(c) below.

         (d) ICM is the general partner of Integral Capital Partners, L.P., a Delaware limited partnership ("ICP"), and the investment general partner of Integral Capital Partners International C.V., a Netherlands Antilles limited partnership ("ICPI"). Roger B. McNamee and John A. Powell are the general partners of ICM and therefore have the power to direct the affairs of ICM, including decisions respecting the disposition of the proceeds from the sale of the Shares. Under certain circumstances set forth in the limited partnership agreements of ICP, ICPI and ICM, the general and limited partners of such entities may receive dividends from, or the proceeds from the sale of Shares of Common Stock of Platinum Software Corporation owned, directly or indirectly, by each such entity.

         (e) Not applicable.

Integral Capital Management II, L.P. ("ICM2")I, L.P. ("ICM2")

         (a)   Amount Beneficially Owned:  740,861
               Percent of Class:  4.01%
         (b)   Number of shares as to which such person has:
               1. Sole power to vote or to direct vote:  -0-
               2. Shared power to vote or to direct vote:  740,861
               3. Sole power to dispose or to direct the disposition:  -0-
               4. Shared power to dispose or to direct the disposition:  740,861

         (c) To the best knowledge of ICM2, none of ICP2, ICPI2, ICM2, nor any of the persons listed as general partners of ICM2 on Exhibit B has directly effected any transactions in the Shares during the 60 days prior to October 21, 1996 through the date hereof, other than the open market purchases on August 30, 1996 by ICP2 and ICPI2 of 4,072 shares and 1,463 shares of Common Stock, respectively, at a purchase price per share of $9.875, the open market purchases on September 3, 1996, by ICP2 and ICPI2 of 16,290 shares and 5,850 shares of Common Stock, respectively, at a purchase price per share of $10.00, the open market purchases on September 6, 1996 by ICP2 and ICPI2 of 18,390 shares and 6,610 shares of Common Stock, respectively, at a purchase price per share of $9.95, and the transactions set forth in Item 5C(c)

                                                                   Page 17 of 30
below.

         (d) ICM2 is the general partner of ICP2 and the investment general partner of ICPI2. Roger B. McNamee, John A. Powell and Pamela K. Hagenah are the general partners of ICM2 and therefore have the power to direct the affairs of ICM2, including decisions respecting the disposition of the proceeds from the sale of the Shares. Under certain circumstances set forth in the limited partnership agreements of ICP2, ICPI2 and ICM2, the general and limited partners of such entities may receive dividends from, or the proceeds from the sale of Shares of Common Stock of Platinum Software Corporation owned, directly or indirectly, by each such entity.

         (e) Not applicable.

   C.    Integral Capital Management III, L.P. ("ICM3")

         (a)  Amount Beneficially Owned:  407,325
              Percent of Class:  2.23%
         (b)  Number of shares as to which such person has:
              1.  Sole power to vote or to direct vote:  -0-
              2.  Shared power to vote or to direct vote:  407,325
              3.  Sole power to dispose or to direct the disposition:  -0-
              4.  Shared power to dispose or to direct the disposition:  407,325

         (c) To the best knowledge of ICM3, none of ICP3, ICPI3, ICM3, nor any of the persons listed as general partners of ICM3 on Exhibit B has directly effected any transactions in the Shares during the 60 days prior to October 21, 1996 through the date hereof, other than the open market purchases on August 30, 1996 by ICP3 and ICPI3 of 3,610 shares and 855 shares of Common Stock, respectively, at a purchase price per share of $9.875, the open market purchases on September 3, 1996, by ICP3 and ICPI3 of 14,440 shares and 3,420 shares of Common Stock, respectively, at a purchase price per share of $10.00, the open market purchases on September 5, 1996 by ICP3 and ICPI3 of 28,300 shares and 6,700 shares of Common Stock, respectively, at a purchase price per share of $10.00, the open market purchases on October 16, 1996 by ICP3 and ICPI3 of 80,845 shares and 19,155 shares of Common Stock, respectively, at a purchase price per share of $12.375, the open market purchases on October 18, 1996 by ICP3 and ICPI3 of 48,505 shares and 11,495 shares of Common Stock, respectively, at a purchase price per share of $12.875, the open market purchases on October 21, 1996 by ICP3 and ICPI3 of 32,340 shares and 7,660 shares of Common Stock, respectively, at a purchase price per share of $13.00 per share, and the transactions set forth in Item 5B(c) above.

         (d) ICM3 is the general partner of ICP3 and the investment general partner of ICPI3. Roger B. McNamee, John A. Powell and Pamela K. Hagenah are the general partners of ICM3 and therefore have the power to direct the affairs of ICM3, including decisions respecting the disposition of the proceeds from the sale of the Shares. Under certain circumstances set forth in the limited partnership agreements of ICP3, ICPI3 and ICM3, the general and limited partners of such entities may receive dividends from, or the proceeds from the sale of Shares of Common Stock of Platinum Software Corporation owned, directly or indirectly, by each such entity.

         (e) Not applicable.

         D. Roger B. McNamee

            (a) Amount Beneficially Owned:  1,825,362
                Percent of Class:  9.73%
            (b) Number of shares as to which such person has:
                1.   Sole power to vote or to direct vote:  -0-
                2.   Shared power to vote or to direct vote: 1,825,362
                3.   Sole power to dispose or to direct the disposition:  -0-
                4.   Shared power to dispose or to direct the disposition:
                                                                       1,825,362
            (c) Please see Items 5A(c), 5B(c) and 5C(c)above.
            (d) Please see Items 5A(d), 5B(d) and 5C(d) above.
            (e) Not applicable.

        E.  John A. Powell

            (a)  Amount Beneficially Owned:  1,825,362
                 Percent of Class:  9.73%
            (b)  Number of shares as to which such person has:
                 1.  Sole power to vote or to direct vote:  -0-
                 2.  Shared power to vote or to direct vote:  1,825,362
                 3.  Sole power to dispose or to direct the disposition:  -0-
                 4.  Shared power to dispose or to direct the disposition:
                                                                       1,825,362
            (c)  Please see Items 5A(c), 5B(c) and 5C(c) above.
            (d)  Please see Items 5A(d), 5B(d) and 5C(d) above.
            (e)  Not applicable.

        F.  Pamela K. Hagenah

            (a)  Amount Beneficially Owned:  1,148,186
                 Percent of Class:  6.22%
            (b)  Number of shares as to which such person has:
                 1.  Sole power to vote or to direct vote:  -0-
                 2.  Shared power to vote or to direct vote:  1,148,186
                 3.  Sole power to dispose or to direct the disposition:  -0-
                 4.  Shared power to dispose or to direct the disposition:
                                                                       1,148,186
            (c)  Please see Items 5B(c) and 5C(c) above.
            (d)  Please see Items 5B(d) and 5C(d) above.
            (e)  Not applicable.

         G. Integral Capital Partners, L.P.

            (a)  Aggregate number of Shares owned:  617,562
                 Percentage:  3.34%
            (b)  1.  Sole power to vote or to direct vote:  -0-
                 2.  Shared power to vote or to direct vote:  617,562
                 3.  Sole power to dispose or to direct the disposition:  -0-
                 4.  Shared power to dispose or to direct the disposition:
                                                                         617,562
            (c)  See Item 5A(c) above.
            (d)  See Item 5A(d) above.

            (e)      Not applicable.

        H.  Integral Capital Partners International C.V.onal C.V.

            (a)  Aggregate number of Shares owned:  59,614
                 Percentage:  0.33%
            (b)  1. Sole power to vote or to direct vote:  -0-
                 2. Shared power to vote or to direct vote: 59,614
                 3. Sole power to dispose or to direct the disposition:  -0-
                 4. Shared power to dispose or to direct the disposition: 59,614
            (c)  See Item 5A(c) above.
            (d)  See Item 5A(d) above.
            (e)  Not applicable.

         I. Integral Capital Partners II, L.P.

            (a)  Aggregate number of Shares owned:  538,468
                 Percentage:  2.93%
            (b)  1. Sole power to vote or to direct vote:  -0-
                 2. Shared power to vote or to direct vote:  538,468
                 3. Sole power to dispose or to direct the disposition:  -0-
                 4. Shared power to dispose or to direct the disposition:
                                                                         538,468
            (c)  See item 5B(c) above.
            (d)  See Item 5B(d) above.
            (e)  Not applicable.

        J.  Integral Capital Partners International II C.V.l II C.V.

            (a)  Aggregate number of Shares owned:  202,393
                 Percentage:  1.11%
            (b)  1.  Sole power to vote or to direct vote:  -0-
                 2.  Shared power to vote or to direct vote:  202,393
                 3.  Sole power to dispose or to direct the disposition:  -0-
                 4.  Shared power to dispose or to direct the disposition:
                                                                         202,393
            (c)  See Item 5B(c) above.
            (d)  See Item 5B(d) above.
            (e)  Not applicable.

         K. Integral Capital Partners III, L.P.

            (a)  Aggregate number of Shares owned:  329,325
                 Percentage:  1.81%
            (b)  1.  Sole power to vote or to direct vote:  -0-
                 2.  Shared power to vote or to direct vote:  329,325
                 3.  Sole power to dispose or to direct the disposition:  -0-
                 4.  Shared power to dispose or to direct the disposition:
                                                                         329,325
            (c)  See Item 5C(c) above.
            (d)  See Item 5C(d) above.
            (e)  Not applicable.

         L. Integral Capital Partners International III, L.P.

            (a)  Aggregate number of Shares owned:  78,000
                 Percentage:  0.43%
            (b)  1. Sole power to vote or to direct vote:  -0-
                 2. Shared power to vote or to direct vote:  78,000
                 3. Sole power to dispose or to direct the disposition:  -0-
                 4. Shared power to dispose or to direct the disposition:
                                                                          78,000
            (c)  See Item 5C(c) above.
            (d)  See Item 5C(d) above.
            (e)  Not applicable.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

                  Exhibit A:     Agreement of Joint Filing

                  Exhibit B:     List of General  Partners of  Integral  Capital
                                 Management,  L.P.,  Integral Capital Management
                                 II, L.P. and Integral  Capital  Management III,
                                 L.P.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 28, 1996

                        INTEGRAL CAPITAL MANAGEMENT, L.P.


                        By:        /s/ John A. Powell
                           ---------------------------------------------------
                                   John A. Powell
                                   a General Partner


                        INTEGRAL CAPITAL MANAGEMENT II, L.P.


                        By:        /s/ John A. Powell
                           ---------------------------------------------------
                                   John A. Powell
                                   a General Partner


                        INTEGRAL CAPITAL MANAGEMENT III, L.P.


                        By:       /s/ John A. Powell
                           ---------------------------------------------------
                                  John A. Powell
                                  a General Partner


                        ROGER B. McNAMEE
                        PAMELA K. HAGENAH


                        By:        /s/ John A. Powell
                           ---------------------------------------------------
                                   John A. Powell
                                   Attorney-in-Fact



                        /s/  John A. Powell
                        ------------------------------------------------------
                        John A. Powell

                        INTEGRAL CAPITAL PARTNERS, L.P.

                        By Integral Capital Management, L.P.,
                        its General Partner


                        By:        /s/ John A. Powell
                           ---------------------------------------------------
                                   John A. Powell
                                   a General Partner


                        INTEGRAL CAPITAL PARTNERS II, L.P.

                        By Integral Capital Management II, L.P., its General Partner


                        By:       /s/ John A. Powell
                           ---------------------------------------------------
                                  John A. Powell
                                  a General Partner


                        INTEGRAL CAPITAL PARTNERS III, L.P.

                        By Integral Capital Management III, L.P., its General Partner


                        By:       /s/ John A. Powell
                           ---------------------------------------------------
                                  John A. Powell
                                  a General Partner


                        INTEGRAL CAPITAL PARTNERS INTERNATIONAL C.V.

                        By Integral Capital Management, L.P.,
                        its Investment General Partner


                        By:       /s/ John A. Powell
                           ---------------------------------------------------
                                  John A. Powell
                                  a General Partner

                        INTEGRAL CAPITAL PARTNERS INTERNATIONAL II C.V.

                        By Integral Capital Management II, L.P., its Investment General Partner


                        By:       /s/ John A. Powell
                           ---------------------------------------------------
                                  John A. Powell
                                  a General Partner


                        INTEGRAL CAPITAL PARTNERS INTERNATIONAL
                        III, L.P.

                        By Integral Capital Management III, L.P., its Investment General Partner


                        By:       /s/ John A. Powell
                           ---------------------------------------------------
                                  John A. Powell
                                  a General Partner

                                  EXHIBIT INDEX


                                                                   Found on
                                                                   Sequentially
Exhibit                                                            Numbered Page
-------                                                            -------------

Exhibit A:    Agreement of Joint Filing                                 25

Exhibit B:    List of General Partners of Integral Capital              28
              Management, L.P., Integral Capital  Management
              II, L.P. and Integral Capital Management III, L.P.

                                    EXHIBIT A

                            Agreement of Joint Filing


         The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1(f)(1) of the Act the statement dated October 28, 1996 containing the information required by Schedule 13D, for the 1,825,362 Shares of capital stock of Platinum Software Corporation held by Integral Capital Partners, L.P., a Delaware limited partnership, Integral Capital Partners International C.V., a Netherlands Antilles limited partnership, Integral Capital Partners II, L.P., a Delaware limited partnership, Integral Capital Partners International II C.V., a Netherlands Antilles limited partnership, Integral Capital Partners III, L.P., a Delaware limited partnership and Integral Capital Partners International III, L.P., a Cayman Islands exempted limited partnership.

Date:  October 28, 1996

                        INTEGRAL CAPITAL MANAGEMENT, L.P.


                        By:        /s/ John A. Powell
                           ---------------------------------------------------
                                   John A. Powell
                                   a General Partner


                        INTEGRAL CAPITAL MANAGEMENT II, L.P.


                        By:       /s/ John A. Powell
                           ---------------------------------------------------
                                  John A. Powell
                                  a General Partner


                        INTEGRAL CAPITAL MANAGEMENT III, L.P.


                        By:       /s/ John A. Powell
                           ---------------------------------------------------
                                  John A. Powell
                                  a General Partner


                        ROGER B. McNAMEE
                        PAMELA K. HAGENAH


                        By:       /s/ John A. Powell
                           ---------------------------------------------------
                                  John A. Powell
                                  Attorney-in-Fact

                        /s/ John A. Powell
                        ------------------------------------------------------
                        John A. Powell


                        INTEGRAL CAPITAL PARTNERS, L.P.

                        By Integral Capital Management, L.P.,
                        its General Partner


                        By:        /s/ John A. Powell
                           ---------------------------------------------------
                                   John A. Powell
                                   a General Partner


                        INTEGRAL CAPITAL PARTNERS INTERNATIONAL C.V.

                        By Integral Capital Management, L.P., its Investment General Partner


                        By:       /s/ John A. Powell
                           ---------------------------------------------------
                                  John A. Powell
                                  a General Partner


                        INTEGRAL CAPITAL PARTNERS II, L.P.

                        By Integral Capital Management II, L.P., its General Partner


                        By:       /s/ John A. Powell
                           ---------------------------------------------------
                                  John A. Powell
                                  a General Partner


                        INTEGRAL CAPITAL PARTNERS INTERNATIONAL II C.V.

                        By Integral Capital Management II, L.P., its Investment General Partner


                        By:       /s/ John A. Powell
                           ---------------------------------------------------
                                  John A. Powell
                                  a General Partner

                        INTEGRAL CAPITAL PARTNERS III, L.P.

                        By Integral Capital Management III, L.P., its General Partner


                        By:       /s/ John A. Powell
                           ---------------------------------------------------
                                  John A. Powell
                                  a General Partner


                        INTEGRAL CAPITAL PARTNERS INTERNATIONAL
                        III, L.P.

                        By Integral Capital Management III, L.P., its Investment General Partner


                        By:       /s/ John A. Powell
                           ---------------------------------------------------
                                  John A. Powell
                                  a General Partner

                                    EXHIBIT B

                               General Partners of
                        Integral Capital Management, L.P.

         Set forth below, with respect to each general partner of Integral Capital Management, L.P., is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.       (a)      Roger B. McNamee
         (b)      c/o Integral Capital Partners
                  2750 Sand Hill Road,
                  Menlo Park, CA  94025
         (c)      General Partner of Integral Capital Management, L.P.,
                  Integral Capital Management II,
                  L.P. and Integral Capital Management III, L.P.
         (d)      United States Citizen

2.       (a)      John A. Powell
         (b)      c/o Integral Capital Partners
                  2750 Sand Hill Road,
                  Menlo Park, CA  94025
         (c)      General Partner of Integral Capital Management, L.P.,
                  Integral Capital Management II,
                  L.P. and Integral Capital Management III, L.P.
         (d)      United States Citizen

                               General Partners of
                      Integral Capital Management II, L.P.

         Set forth below, with respect to each general partner of Integral Capital Management II, L.P., is the following: (a) name; (b) business address;
(c) principal occupation; and (d) citizenship.

1.       (a)      Roger B. McNamee
         (b)      c/o Integral Capital Partners
                  2750 Sand Hill Road,
                  Menlo Park, CA  94025
         (c)      General Partner of Integral Capital Management, L.P.,
                  Integral Capital Management II, L.P. and
                  Integral Capital Management III, L.P.
         (d)      United States Citizen

2.       (a)      John A. Powell
         (b)      c/o Integral Capital Partners
                  2750 Sand Hill Road,
                  Menlo Park, CA  94025
         (c)      General Partner of Integral Capital Management, L.P.,
                  Integral Capital Management II, L.P. and
                  Integral Capital Management III, L.P.
         (d)      United States Citizen

3.       (a)      Pamela K. Hagenah
         (b)      c/o Integral Capital Partners
                  2750 Sand Hill Road,
                  Menlo Park, CA  94025
         (c)      General Partner of Integral Capital Management II,
                  L.P. and Integral Capital Management III, L.P.
         (d)      United States Citizen

                               General Partners of
                      Integral Capital Management III, L.P.

         Set forth below, with respect to each general partner of Integral Capital Management III, L.P., is the following: (a) name; (b) business address;
(c) principal occupation; and (d) citizenship.

1.       (a)      Roger B. McNamee
         (b)      c/o Integral Capital Partners
                  2750 Sand Hill Road,
                  Menlo Park, CA  94025
         (c)      General Partner of Integral Capital Management, L.P.,
                  Integral Capital Management II, L.P. and
                  Integral Capital Management III, L.P.
         (d)      United States Citizen

2.       (a)      John A. Powell
         (b)      c/o Integral Capital Partners
                  2750 Sand Hill Road,
                  Menlo Park, CA  94025
         (c)      General Partner of Integral Capital Management, L.P.,
                  Integral Capital Management II, L.P. and
                  Integral Capital Management III, L.P.
         (d)      United States Citizen

3.       (a)      Pamela K. Hagenah
         (b)      c/o Integral Capital Partners
                  2750 Sand Hill Road,
                  Menlo Park, CA  94025
         (c)      General Partner of Integral Capital Management II,
                  L.P. and Integral Capital Management III, L.P.
         (d)      United States Citizen